CITIGROUP FUNDING INC.
CITIGROUP INC.
SAFETY FIRST TRUSTS
399 Park Avenue
New York, New York 10043
May 11, 2011
VIA EDGAR AND FACSIMILE
Mark Webb, Legal Branch Chief
Michael Seaman, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-010

Re:	Citigroup Funding Inc. Citigroup Inc. Safety First Trust Registration Statement on Form S-3 (File No. 333-172555)
Dear Mr. Webb and Mr. Seaman:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Citigroup Funding Inc., Citigroup Inc., Safety First Trust Series 2007-3 through Safety First Trust Series 2007-4, Safety First Trust Series 2008-1 through Safety First Trust Series 2008-7 and Safety First Trust Series 2009-1 through Safety First Trust Series 2009-8 (the “Registrants”) hereby request acceleration of the effective date of the Registration Statement on Form S-3 (No. 333-172555) so that it will become effective at noon, New York City time, on May 12, 2011, or as soon thereafter as practicable.
The Registrants hereby acknowledge that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions on this matter, please call the undersigned at (718) 248-4107.

Very truly yours, CITIGROUP INC.
By:	/s/Michael J. Tarpley
Name:	Michael J. Tarpley
Title:	Associate General Counsel-Capital Markets

CITIGROUP FUNDING INC.
By:	/s/Douglas C. Turnbull
Name:	Douglas C. Turnbull
Title:	Associate General Counsel - Capital Markets
& Corporate Reporting of Citigroup Inc. and Counsel to Citigroup Funding Inc

SAFETY FIRST TRUST SERIES 2007-3
(formerly SAFETY FIRST TRUST SERIES 2006-4)
SAFETY FIRST TRUST SERIES 2007-4
(formerly SAFETY FIRST TRUST SERIES 2006-5)
SAFETY FIRST TRUST SERIES 2008-1
(formerly SAFETY FIRST TRUST SERIES 2006-6)
SAFETY FIRST TRUST SERIES 2008-2
(formerly SAFETY FIRST TRUST SERIES 2006-7)
SAFETY FIRST TRUST SERIES 2008-3
(formerly SAFETY FIRST TRUST SERIES 2006-8)
SAFETY FIRST TRUST SERIES 2008-4
(formerly SAFETY FIRST TRUST SERIES 2006-9)
SAFETY FIRST TRUST SERIES 2008-5
(formerly SAFETY FIRST TRUST SERIES 2006-10)
SAFETY FIRST TRUST SERIES 2008-6
SAFETY FIRST TRUST SERIES 2008-7
SAFETY FIRST TRUST SERIES 2009-1
SAFETY FIRST TRUST SERIES 2009-2
SAFETY FIRST TRUST SERIES 2009-3
SAFETY FIRST TRUST SERIES 2009-4
SAFETY FIRST TRUST SERIES 2009-5
SAFETY FIRST TRUST SERIES 2009-6
SAFETY FIRST TRUST SERIES 2009-7
SAFETY FIRST TRUST SERIES 2009-8

By:	/s/ Petrus Weel
Name:	Petrus Weel
Title:	Regular Trustee

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